CONFIDENTIAL TREATMENT REQUESTED BY WOODWARD, INC.

March 14, 2014

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Attention:  Kevin L. Vaughn

Re:      Woodward, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 14, 2013
File No. 000-08408

Ladies and Gentlemen:

Set forth below are the responses of Woodward, Inc. (“Woodward,” the “Company,” “we,” “us,” or “our”) to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in your letter dated February 28, 2014, with respect to the Annual Report on Form 10-K for the fiscal year ended September 30, 2013, filed November 14, 2013.  For your reference, we have repeated below in italics the Staff’s comments immediately prior to the responses.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 8. Financial Statements and Supplementary Data, page 55

Note 1. Operations and Summary of Significant Accounting Policies, page 61

- Accounts Receivable, page 62

1.  We note your disclosures regarding your acceptance of bank drafts authorized by large Chinese banks in exchange for extended payment terms to certain customers. Please tell us more about the structure of these transactions, including a discussion of the underlying reasons for these transactions and the period of the payment extensions. Tell us who the obligor is in these arrangements and explain to us how you would collect amounts due should the customer not make required payments. Finally, explain how you have considered the extended payment arrangements in connection with your evaluation of the appropriate revenue recognition for transactions with these customers.

Response:

Our standard payment terms with certain Chinese customers allow for satisfaction of balances receivable by Woodward, when due to Woodward, by either payment of cash or by the transfer of one or more bank drafts to Woodward.

Bank drafts are financial instruments issued by Chinese financial institutions as part of financing arrangements between the financial institution and a customer of the financial

CONFIDENTIAL TREATMENT REQUESTED BY WOODWARD, INC.

institution. Bank drafts represent a commitment by the issuing financial institution to pay a certain amount of money at a specified future maturity date to the legal owner of the bank draft as of the maturity date. The maturity date of bank drafts varies from the issuance date, but it is our policy to only accept bank drafts with maturity dates up to 180 days from our receipt date. Bank drafts may be issued in hard-copy paper form or as an electronic document.

Upon issuance, bank drafts generally are initially payable to the customer of the Chinese financial institution that has an arrangement with that financial institution. Thereafter, bank drafts may be transferred, by endorsement, from one holder to another, similar to the transfer of a check from one holder to another in the United States via endorsement of the check by the payee to another party. Multiple endorsements and transfers of the same bank draft may occur prior to maturity. Both paper and electronic bank drafts may be transferred via endorsement any number of times from one party to another.

Woodward accepts bank drafts because it is a common business practice in China for customers to pay outstanding amounts due to vendors, such as Woodward, with bank drafts. We also believe it is a common business practice in China for holders of bank drafts to both receive bank drafts as payment for amounts owed to them and to transfer the same or different bank drafts to third party vendors in payment for amounts owed by the holder. Accordingly, as we negotiate commercial terms with our customers, we have specifically provided for acceptance of bank drafts as a valid payment method.

The issuing financial institution is the obligor, not our customers. Upon our acceptance of a bank draft, our customer has no further obligation to pay us.

Woodward classifies bank drafts held as current accounts receivable, since the ultimate collection of the bank draft completes the revenue collection cycle with our customers and since in all cases, collection is expected to be received within one year of the revenue recognition date as it is our policy to only accept bank drafts with maturity dates up to 180 days from our receipt date.

We do not believe that the extended payment arrangements created by our acceptance of bank drafts from certain customers impacts revenue recognition for transactions with those customers. Staff Accounting Bulletin 13, Revenue Recognition, provides that revenue generally is realized or realizable and earned when all of the following criteria are met:

1.	Persuasive evidence of an arrangement exists;
2.	Delivery has occurred or services have been rendered;
3.	The seller’s price to the buyer is fixed or determinable; and
4.	Collectability is reasonably assured.

CONFIDENTIAL TREATMENT REQUESTED BY WOODWARD, INC.

We concluded that the acceptance of bank drafts has no impact on any of these criteria. Specifically:

1.

Persuasive evidence of an arrangement exists – How payment will ultimately be received has no impact on whether persuasive evidence of an arrangement exists as we have firm purchase orders in place from our Chinese customers.

2.	Delivery has occurred or services have been rendered – How payment will ultimately be received has no impact on whether delivery has occurred or services have been rendered.
3.

The seller’s price to the buyer is fixed or determinable –Our selling price to the customer is fixed and does not change depending on whether the customer will ultimately satisfy its obligation to Woodward by payment of cash or by transfer of a bank draft.

4.

Collectability is reasonably assured – We believe we have instituted adequate controls to safeguard our bank draft assets, whether in paper or electronic form, and have never had an issue with collectability on the bank drafts. Woodward has an acceptance policy where each bank draft is reviewed for, among other things, the credit worthiness of the bank, to mitigate collection risks.  We do not believe there is a significantly different level of credit risk associated with the acceptance of bank drafts as compared to requiring our customers to pay us cash.

- Note 21, Segment Information, page 104

2.  We note that you aggregate your operating segments into two reportable segments-Aerospace and Energy. We further note from pages 43-44 and throughout the filing that you recorded $15.7 million of charges related to your renewable power business based upon your decision to realign this business to the current economic environment and foreseeable future. Further, we note that you present non-GAAP financial measures of revenue and earnings in your Energy segment excluding the effects of your renewable power business. You state that the non-GAAP measure is provided in part because discrete economic events occurred in the renewable power business which impacted the comparability of segment results. Please provide us with your analysis as to how you continue to meet the aggregation criteria outlined in FASB ASC paragraph 280-10-50-11 for your Energy reportable segment, which includes the renewable power business. Specifically address how your conclusions considered the economic conditions leading up to and following the realignment of your renewable power business.

Response:

Identification of operating segments

As previously communicated to the Staff in our letter dated March 7, 2013, as of July 31, 2012, in accordance with FASB ASC 280 – Segment Reporting, management identified five operating segments: Airframe Systems (“AS”), Aircraft Turbine Systems (“ATS”), Engine Systems (“ES”), Industrial Turbomachinery Systems (“ITS”) and Electrical Power Systems (“EPS”).

CONFIDENTIAL TREATMENT REQUESTED BY WOODWARD, INC.

As of October 1, 2012, the EPS operating segment was eliminated and its operations became part of both the ES and ITS operating segments. Specifically, as of July 31, 2012, in accordance with FASB ASC 350 – Goodwill and as previously communicated to the Staff in our letter dated March 7, 2013, the EPS operating segment had four components: Wind Power Systems (“WPS”), Power Conversion Systems (“PCS”), Power Generation and Distribution (“PG&D”), and Power Solutions (“PS”).  Effective October 1, 2012, when the EPS operating segment was eliminated, the WPS and PCS components became part of our ITS operating segment and became our renewable power business. At the same time the PG&D and PS components became part of our ES operating segment. The inclusion of the prior components of the EPS operating segment into the current ES and ITS operating segments was based on the ultimate end markets for the products produced by each operating segment.

Therefore, as of September 30, 2013, in accordance with FASB ASC 280, management identified four operating segments: AS, ATS, ES, and ITS.

Following the guidance of FASB ASC paragraph 280-10-50-11, the four operating segments are aggregated within two reportable segments, Aerospace and Energy, based on the strategic market served by each. The ATS and AS operating segments are aggregated into our Aerospace reportable segment. The ES and ITS operating segments are aggregated into our Energy reportable segment.

Identification of the renewable power business as a component of the ITS operating segment

FASB ASC paragraph 280-10-50-11 states that:

“An operating segment is a component of a public entity that has all of the following criteria:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c)	Its discrete financial information is available.”

Effective October 1, 2012, the discrete financial information of our renewable power business is reviewed regularly by Mr. James Rudolph, the President of our ITS operating segment. Mr. Rudolph is not our chief operating decision maker (“CODM”) but reports to our CODM. The operating results of our renewable power business are not regularly reviewed by our CODM to make decisions about resources to be allocated or to assess the performance of the business.

As circumstances dictate, but not on a regular basis, the CODM may review lower level information relative to product lines being impacted by unusual economic, political or other factors, for example, in order to effectively allocate resources and/or assess the

CONFIDENTIAL TREATMENT REQUESTED BY WOODWARD, INC.

performance of our operating segments. We do not believe this ad-hoc exposure could reasonably be considered regular review of such information by the CODM.

Our Board of Directors is generally provided with financial information relative to our Aerospace and Energy reportable segments and is not regularly presented with detailed information at the operating segment level or at lower levels, including the results of our renewable power business.

Accordingly, effective October 1, 2012 and continuing through September 30, 2013, based on the guidance of FASB ASC paragraph 280-10-50-11, we concluded that our renewable power business is a component within the ITS operating segment and is not an operating segment.

Aggregation of our ES and ITS operating segments into our Energy reportable segment

As of September 30, 2013, we evaluated the aggregation criteria outlined in FASB ASC paragraph 280-10-50-11 for our Energy reportable segment and concluded that it was appropriate to aggregate the ES and ITS operating segments into the Energy reportable segment. Since the renewable power business is a component of the ITS operating segment, our aggregation analysis did not specifically consider the renewable power business. However, as discussed below, we do not believe that the realignment of our renewable power business impacted our conclusion that the ES and ITS operating segments should be aggregated into our Energy reportable segment.

FASB ASC paragraph 280-10-50-11 provides the following specific aggregation criteria:

“Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objectives and basic principle of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

In our prior response letter to the Staff dated February 22, 2012,  we have previously provided to the Staff a summary of the ES and ITS operating segments. In our public letter to the Staff dated March 7, 2013, we provided a  summary of the EPS operating segment components that have become part of our ES and ITS operating segments. Both our ES and ITS operating segments provide products used worldwide in electric power generation and distribution systems and to control engines and turbines in industrial, mobile and marine applications. Following the elimination of our EPS operating segment,

CONFIDENTIAL TREATMENT REQUESTED BY WOODWARD, INC.

our ES operating segment generally supports reciprocating engine markets as well as electrical power generation and distribution markets. Our ITS operating segment generally supports industrial turbine and compressor markets as well as renewable power markets.

Quantitative evaluation of similar economic characteristics - In our quantitative evaluation of the similar economic characteristics between the ES and ITS operating segments as of September 30, 2013, we considered the historical results of the ES and ITS operating segments, the impact of the changes in ITS sales volumes and related impacts to ITS operating earnings during fiscal year 2013, as well as the implications for future period results triggered by the underlying economic causes of those sales declines.

As noted in our annual report on Form 10-K for the year ended September 30, 2013, during fiscal year 2013, the sales levels of our renewable power business dropped from $210.6 million in fiscal year 2012 to $117.1 million in fiscal year 2013. Sales from our renewable power business were approximately 13% of our total Energy reportable segment sales and 30% of ITS operating segment sales in fiscal year 2013, down from approximately 22% and 42%, respectively, in fiscal year 2012. The drop in sales from fiscal year 2012 to fiscal year 2013 had a significant negative impact on ITS operating segment earnings. Excluding the specific charges of $15.7 million related to the realignment of our renewable power business, our renewable power business earnings decreased from an operating gain of $13.9 million in fiscal year 2012 to an operating loss of $5.5 million in fiscal year 2013, primarily driven by the effects of lower sales volumes.

Our quantitative evaluation of the similar economic characteristics between the ES and ITS operating segments, which includes consideration of the fiscal year 2013 sales decrease of our renewable power business and the associated impact on segment earnings, is attached as Exhibit A.

Based on our quantitative evaluation, we concluded that the ES and ITS operating segments have similar economic characteristics.

Qualitative analysis – In our prior response letters to the Staff dated February 22, 2012 and March 21, 2012, we have previously provided to the Staff, as of September 30, 2011, a summary of our qualitative analysis of the similarities between our ES, ITS and prior EPS operating segments. Except for the elimination of the EPS operating segment, there have been no significant changes to our ES and ITS operating segments that would impact our conclusions relative to the five qualitative aggregation criteria areas listed in FASB ASC paragraph 280-10-50-11. Specifically, we do not believe there have been any significant changes to (a)  the nature of the products and services, (b)  the nature of the production processes, (c)  the type or class of customer for their products and services, (d)  the methods used to distribute their products or provide their services, or (e)  the nature of the regulatory environment.

Further, the elimination of the EPS operating segment did not change our overall evaluation of the similarities between the ES and ITS and prior EPS operating segments, as previously communicated to the Staff. In addition, we believe the fact that two components of the EPS operating segment became part of the ES operating segment and

CONFIDENTIAL TREATMENT REQUESTED BY WOODWARD, INC.

the other two components became part of the ITS operating segment demonstrates how the ES and ITS operating segments continue to be economically similar from a qualitative standpoint.

We also considered whether the realignment of our renewable power business, which is a component of our ITS operating segment, impacted our conclusion that the ES and ITS operating segments should be aggregated into our Energy reportable segment. We concluded that the realignment of our renewable power business had no impact on our conclusion that our ES and ITS operating segments were similar. Specifically, we considered the following:

a.

The nature of the products and services – We concluded that the realignment of our renewable power business internal cost structure and re-evaluation of certain markets did not impact the overall similarities between the ES and ITS products and services. This conclusion is consistent with the fact that the renewable power business realignment did not substantially impact the mix of products and services provided by the business prior to the realignment.

b.

The nature of the production processes – We concluded that the realignment of our renewable power business internal cost structure and re-evaluation of certain markets did not impact the overall similarities between the ES and ITS production processes. This conclusion is consistent with the fact that the renewable power business realignment did not substantially impact the mix of products and services provided by the business prior to the realignment.

c.

The type or class of customer for their products and services – We concluded that the realignment of our renewable power business internal cost structure and re-evaluation of certain markets did not impact the overall similarity in the type or class of customers. Both ES and ITS will continue to sell their products and services to similar customers globally.

d.

The methods used to distribute their products or provide their services – We concluded that the realignment of our renewable power business internal cost structure and re-evaluation of certain markets did not impact the overall similarity in distribution methods. Both ES and ITS will continue to sell their products and services to similar customers globally, using similar distribution methods.

e.

If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities – We concluded that the realignment of our renewable power business internal cost structure and re-evaluation of certain markets did not impact the overall similarity in the nature of the regulatory environment. Both ES and ITS will continue to sell their products and services to similar customers globally, subject to similar regulatory oversight.

CONFIDENTIAL TREATMENT REQUESTED BY WOODWARD, INC.

- Item 11.  Executive Compensation, page 113

Compensation Discussion and Analysis, page 113

3.  Please tell us how you believe that your Compensation Discussion and Analysis is incorporated into this Form 10-K. Also, please show us how your disclosure is consistent with response 3 in your letter to us dated July 12, 2011, including how investors can tell the extent to which compensation deviated from the disclosed 50th percentile. From your current disclosure, it appears that you have concluded that compensation up to the 75th percentile is not a material deviation; if so, please provide us the basis for your conclusion and include in your response the extent to which compensation elements deviated from the 50th percentile.

Response:

We acknowledge the Staff’s comment regarding the incorporation of our fiscal year 2013 Compensation Discussion and Analysis into our Annual Report on Form 10-K for the fiscal year ended September 30, 2013. While we correctly incorporated the “Compensation Committee Report on Compensation Discussion and Analysis” and “Executive Compensation” sections, including each of the executive officer compensation tables required by Item 402 of Regulation S-K, we inadvertently did not specify that we are also incorporating the “Compensation Discussion and Analysis” from our proxy statement filed on December 13, 2013 (our “2013 Proxy Statement”). We will include a clear reference to the “Compensation Discussion and Analysis” in our Annual Report on Form 10-K for the fiscal year ending September 30, 2014.

In response to the Staff’s comment regarding our Compensation Discussion and Analysis disclosure, as more fully described on page 31 of our 2013 Proxy Statement under the headings “Competitive Comparisons” and “Compensation Decisions Compared to Market Data,” we note that while we look at 50th percentile statistics when analyzing external market data in making compensation decisions for our Named Executive Officers (“NEOs”), we do not target the 50th percentile or any percentile as a specific objective. Rather, our compensation decisions are made based on many additional factors, including the nature and scope of each NEO’s role, and the NEO’s performance, knowledge, skills, abilities, and potential. Accordingly, the total compensation opportunity for an NEO may be at, above, or below the 50th percentile.

As Woodward has experienced continued growth, and in anticipation of significant further growth, we have continued to revisit our compensation philosophy and strategy, taking into consideration the competition and the corresponding need to attract and retain executive management. The Compensation Committee of Woodward’s Board of Directors (the “Compensation Committee”) engaged in a series of discussions with our compensation consultants over the past two years. While we had previously placed significant focus on the 50th percentile, we determined as a result of these discussions that a wider range – of up to the 75th percentile – is more appropriate for us to achieve our attraction and retention goals, recognizing that targeting median data is not always the most effective approach. Therefore, although we do not specifically target the 75th percentile as a default, where an NEO has a high level of knowledge, skills and abilities, Woodward deems total compensation of up to the 75th percentile to be warranted. This is consistent with the philosophy described in our 2013 Proxy Statement.  (See page 31 of

CONFIDENTIAL TREATMENT REQUESTED BY WOODWARD, INC.

our 2013 Proxy Statement,  under Compensation Discussion and Analysis, Competitive Comparisons.)

While Woodward does not specifically target any single percentile level as a specific total compensation objective, our internal compensation decision-making philosophy is premised on the notion that we are generally willing to compensate our NEOs in an amount that does not vary materially from the peer group, absent any unusual circumstances. Thus, in determining that total NEO compensation of up to the 75th percentile is appropriate, we have concluded – in line with our compensation philosophy – that such amount is not a material deviation from the benchmarking data.

For purposes of disclosure in our 2013 Proxy Statement, we applied the same materiality standard as we do for our internal decision-making purposes, namely, that total compensation of up to the 75th percentile is not a material deviation from compensation for our NEOs’ peers. Additionally, Woodward generally believes that if at least one-half of the peer group is within the same compensation range as our NEOs, then we are situated within the majority of our peers, and mathematically, a range of 25th to 75th percentile accomplishes that. Therefore, Woodward believes that any point within that range is not a material deviation from the peer group. As Woodward’s compensation practices and philosophy continue to evolve through discussions with our compensation consultants and otherwise, we will continue to evaluate our materiality threshold.  In future filings, we will continue to disclose and discuss any material deviation from our compensation philosophy.

We acknowledge that in our prior response letter to the Staff dated July 12, 2011 and in our 2011 proxy statement we applied, at the time, a materiality threshold compensation level of greater than 10% (not percentile) above the 50th percentile. This previous approach, however, is not in line with our current pay decision making philosophy, as we target compensation in varying amounts for each NEO based on multiple factors as discussed above, rather than any focus on the deviation (either by dollar or by percentage) from the 50th percentile.

In light of our materiality determination, we believe that Woodward’s 2013 Proxy Statement disclosure is generally consistent with the Staff’s June 28, 2011 letter and our July 12, 2011 response thereto. We believe the description of our compensation philosophy and decision-making process is in line with what we stated we would include in future filings. With respect to the Staff’s request that Woodward revise future filings to disclose where the actual amounts of compensation paid fell in relation to the targeted amount, we provided in our subsequent proxy statement filings specific information on actual amounts paid to each NEO for both the Management Incentive Plan (“MIP”) and the Long-Term Incentive Plan (“LTIP”) relative to targeted amounts.  (See page 33 of our 2013 Proxy Statement, under Compensation Discussion and Analysis, Annual Short-Term Incentive Compensation, and page 35 of our 2013 Proxy Statement under Compensation Discussion and Analysis, Long-Term Management Incentive Compensation.)

In response to the Staff’s request to include in this response the extent to which compensation elements deviated from the 50th percentile, the table attached in Exhibit B

CONFIDENTIAL TREATMENT REQUESTED BY WOODWARD, INC.

reflects such information for each of our NEOs for fiscal year 2013. While we have provided this information in accordance with the Staff’s request, please note that Woodward did not specifically target the 50th percentile, or any percentile as a specific objective, in fiscal year 2013.

* * * * *

In connection with its response to the Staff’s comment letter, Woodward acknowledges that:

•	Woodward is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Woodward may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (970) 498-3112 should you wish to discuss the matters addressed above or other issues relating to the subject Form 10-K. Thank you for your attention to this matter.

Very truly yours,

/s/ Robert F. Weber, Jr.
Robert F. Weber, Jr. Vice Chairman, Chief Financial Officer and Treasurer

cc:	A. Christopher Fawzy
Woodward, Inc.

Philip S. Stamatakos
Joel T. May
Jones Day

Scott Ward
Deloitte & Touche LLP

CONFIDENTIAL TREATMENT REQUESTED BY WOODWARD, INC.

Exhibit A

***1

1 Exhibit A consists of six pages redacted and filed separately with the Commission pursuant to Woodward, Inc.’s request for confidential treatment.

*** INDICATES CONFIDENTIAL MATERIAL REDACTED AND SEPARATELY FILED WITH THE COMMISSION (REF. WWD0001-WWD0006)

A-1

CONFIDENTIAL TREATMENT REQUESTED BY WOODWARD, INC.

Exhibit B

***2

2 Exhibit B consists of one page redacted and filed separately with the Commission pursuant to Woodward, Inc.’s request for confidential treatment.

***INDICATES CONFIDENTIAL MATERIAL REDACTED AND SEPARATELY FILED WITH THE COMMISSION (REF. WWD0007)

B-1